FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of August 2003

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______).

Enclosure:

Schedule 10 — notification of major interest in shares (4 August)
Schedule 10 — notification of major interest in shares (6 August)
Acambis to announce second quarter results on 16 September 2003
Acambis announces an update to its smallpox vaccine programme
Acambis acquires North American sales, promotion and distribution organisation

SIGNATURE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of company

Acambis plc

2.  Name of shareholder having a major interest

FMR Corp. (and its direct and indirect subsidiaries incorporating Fidelity Management Trust Company (FMTC)), Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3.  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd. 9,300 shares*
Brown Brothers Harriman 6,000 shares*
State Street Bank & Trust 4,300 shares*
MSS Nominees Limited 17,453 shares*
Chase Manhattan Bank London 3,553,130 shares**
JP Morgan 21,500 shares
HSBC 852,135 shares
Bank of New York London 46,200 shares
Chase Manhattan Bank London 226,968 shares
Chase Nominees Ltd 144,250 shares
Bankers Trust 43,120 shares
Citibank 126,990 shares

* For this holding, FMTC acts as the management company
** For this holding, FISL acts as the management company
For all the other holdings listed, FIL acts as the management company.

5.  Number of shares / amount of stock acquired

N/a

6.  Percentage of issued class

N/a

7.  Number of shares / amount of stock disposed

1,112,901

8.  Percentage of issued class

1.06%

9.  Class of security

Ordinary shares of 10p each

10.  Date of transaction

N/a

11.  Date company informed

1 August 2003

12.  Total holding following this notification

5,051,346 ordinary shares

13.  Total percentage holding of issued class following this notification

4.82%

14.     Any additional information

N/a

15.  Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16.  Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

4 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of company

Acambis plc

2.  Name of shareholder having a major interest

Barclays PLC

3.  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Nikko Global Investors Ltd 388 shares
Barclays Life Assurance Co Ltd 276,369 shares
Barclays Global Investors Japan Trust & Banking 4,852 shares
Barclays Global Investors Australia Ltd 77,169 shares
Barclays Global Investors, N.A. 2,007,217 shares
Barclays Global Investors Ltd 3,949,883 shares

5.  Number of shares / amount of stock acquired

Unknown

6.  Percentage of issued class

Unknown

7.  Number of shares / amount of stock disposed

N/A

8.  Percentage of issued class

N/A

9.  Class of security

Ordinary shares of 10p each

10.  Date of transaction

31 July 2003

11.  Date company informed

6 August 2003

12.  Total holding following this notification

6,317,281

13.  Total percentage holding of issued class following this notification

6.03%

14.  Any additional information

N/A

15.  Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.  Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

6 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis to announce second quarter results on 16 September 2003

Cambridge, UK and Cambridge, Massachusetts — 6 August 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the second quarter ended 30 June 2003 on Tuesday, 16 September.

The results announcement will be released at 7.00 am BST. A briefing and conference call for analysts will be held at 9.30 am BST. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

Acambis announces an update to its smallpox vaccine programme

Cambridge, UK and Cambridge, Massachusetts — 27 August 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) can confirm that it has successfully completed the production, filling and quality control testing of all 155 million doses of ACAM2000 smallpox vaccine required under its principal contract with the US Centers for Disease Control and Prevention (“CDC”). Of these doses, over half have been labelled and delivered to the US stockpile.

Over the past few months, a series of discussions have been ongoing between the CDC and the US Food and Drug Administration (“FDA”) regarding a new label design for the vials of vaccine that have not yet been labelled. The remaining vials of ACAM2000 vaccine to be labelled with the new design will be released and delivered to the US stockpile in the coming weeks.

Acambis’ methodology of accounting for revenue under this contract is dependent upon delivery and not just completion of manufacture of the vaccine. Hence, the revenues relating to delivery of these remaining vials of vaccine that had previously been expected in the second quarter of 2003 are now expected to arise in the third and fourth quarters of this year. Acambis is making no change to its 2003 full-year revenue and profits guidance given at the time of its first quarter results statement on 8 May 2003.

With publication of its second quarter results statement scheduled for 16 September 2003, Acambis also expects to provide an update on the ACAM2000 clinical trial programme.

-ends-

Enquiries:

Acambis plc
John Brown, Chief Executive Officer
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Gordon Cameron, Chief Financial Officer
Tel: +1 (617) 761 4200

Financial Dynamics
David Yates/Jonathan Birt
Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis acquires North American sales, promotion and distribution organisation

Cambridge, UK and Cambridge, Massachusetts — 28 August 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has established a sales, promotion and distribution organisation in North America through the acquisition of a leading travel vaccine business, Berna Products Corporation (“BPC”). Ahead of the submission of a Biologics License Application to the US Food and Drug Administration for Acambis’ yellow fever vaccine, ArilvaxTM, expected during 2003, the acquisition of BPC will establish a critical sales, promotion and distribution infrastructure in North America for the expected launch of this vaccine next year.

BPC has an established network of customers including travel vaccine clinics, medical practitioners with travel medicine practices, universities, federal, state and county governments, international companies and the US army. BPC has exclusive North American sales and distribution rights to Vivotif, an oral typhoid vaccine manufactured by Berna Biotech AG (“Berna Biotech”). Licensed in over 50 countries around the world and the only orally administered typhoid vaccine available, Vivotif has been registered and sold in the US since 1990 and Canada since 1994. BPC employs 13 people, with operations in Miami and Toronto, from where it promotes and distributes Vivotif to customers throughout North America.

BPC was established in 1990 by Berna Biotech and Andres Murai, currently President and Chief Executive Officer of BPC. In 2001, Mr Murai acquired Berna Biotech’s shareholding under a restructuring agreement, resulting in BPC being wholly owned by members of the Murai family. Acambis, through its US subsidiary Acambis Inc., has acquired 100% of BPC’s share capital for US$8.4m in cash and may pay up to an additional $3.75m in milestones between 2004 and 2006, subject to the achievement of key sales targets for Vivotif and Arilvax. Mr Murai will continue in his position as President and Chief Executive Officer of BPC.

In the year ended 31 December 2002, BPC achieved operating profit before tax and extraordinary items of US$1.0m and had net assets of $1.1m at 31 December 2002. The acquisition is expected to be immediately earnings enhancing for Acambis.

Dr John Brown, Chief Executive Officer of Acambis, commented:

“This is an excellent acquisition for Acambis, right in line with our strategy of establishing a sales and distribution infrastructure in the key US market. In addition to a profitable revenue stream from BPC’s sales of Vivotif, we gain immediate access to a well-established business that has a recognised name in the travel vaccines field. We can leverage BPC’s expertise and established relationships, structures and procedures for the sale of Arilvax and, in future, our other travel vaccines.”

Andres Murai Jr, President and Chief Executive Officer of BPC, commented:

“Joining Acambis gives us the opportunity to expand and diversify our business with additional products that we can bring to our existing customers. This is an ideal match between an innovative vaccines company and a powerhouse marketer in the travel vaccine field. We are very much looking forward to joining the Acambis team.”

-ends-

Enquiries:
Acambis plc John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Tel: +44 (0) 1223 275 300 Tel: +1 (617) 761 4200
Financial Dynamics David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 August 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications